EXHIBIT 99.1

Final Transcript

The following is a transcript of an investor call that took place on November 3, 2015. This transcript was prepared by a third party and has not been independently verified by Seacoast Banking Corporation of Florida, and may contain errors.

Important Information for Investors and Shareholders

This communication (including the documents referred to herein) does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Seacoast Banking Corporation of Florida ("Seacoast") will file with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 containing a proxy statement of Floridian Financial Group, Inc. ("Floridian") and a prospectus of Seacoast, and Seacoast will file other documents with respect to the proposed merger. A definitive proxy statement/prospectus will be mailed to shareholders of Floridian. Investors and security holders of Floridian are urged to read the proxy statement/prospectus and other documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Seacoast through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Seacoast will be available free of charge on Seacoast's internet website or by contacting Seacoast.

Seacoast, Floridian, their respective directors and executive officers and other members of management and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Seacoast is set forth in its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 7, 2015 and its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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Cautionary Notice Regarding Forward-Looking Statements

This communication (including the documents referred to herein) contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, and is intended to be protected by the safe harbor provided by the same. Forward-looking statements can be identified by the use of the words “anticipate,” “expect,” “intend,” “estimate,” “target,” and words of similar import. Forward-looking statements are not historical facts but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management’s control. It is possible that actual results and outcomes may differ, possibly materially, from the anticipated results or outcomes indicated in these forward-looking statements.  Risks and uncertainties to which these statements are subject include, but are not limited to, the following: failure to obtain the approval of shareholders of Floridian in connection with the merger; the timing to consummate the proposed merger; the risk that a condition to closing of the proposed merger may not be satisfied; the risk that a regulatory approval that may be required for the proposed merger is not obtained or is obtained subject to conditions that are not anticipated; the parties' ability to achieve the synergies and value creation contemplated by the proposed merger; the parties' ability to promptly and effectively integrate the businesses of Seacoast and Floridian; the diversion of management time on issues related to the merger; the failure to consummate or delay in consummating the merger for other reasons; changes in laws or regulations; and changes in general economic conditions. For additional information concerning factors that could cause actual conditions, events or results to materially differ from those described in the forward-looking statements, please refer to the factors set forth under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Seacoast's most recent Form 10-K report and to Seacoast's most recent Form 8-K reports, which are available online at www.sec.gov. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Seacoast or Floridian.  Forward-looking statements are made only as of the date of this communication, and neither Seacoast nor Floridian undertakes any obligation to update any forward-looking statements contained herein to reflect events or conditions after the date hereof.

SPEAKERS

Dennis Hudson

Steve Fowle

PRESENTATION

Operator: Welcome to the Acquisition of Floridian Financial Group Conference Call. My name is Christine, and I will be your operator for today’s call. At this time, all participants are in a listen-only mode. Later, we will conduct a question and answer session. Please note that this conference is being recorded. I will now turn the call over to Dennis Hudson. You may begin.

Dennis Hudson: Thank you very much, and welcome to this morning’s call. Before we begin, I’d like to direct your attention to the statement contained at the end of our press release regarding forward statements. During this call we may be discussing certain issues that constitute forward-looking statements within the meaning of the Securities Act and the Exchange Act, and accordingly our comments are intended to be covered within the meaning of Section 27A of the Act.

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With me today is Steve Fowle, our CFO, as well as Chuck Cross, our Accelerate Commercial Banking Business Leader, and Chuck Shaffer, our Community Banking Business Leader. Also joining us today is our Chief Credit Officer, David Houdeshell, and Jeff Lee, our Chief Marketing Officer and External Affairs Leader. We have posted a slide deck on our website at SeacoastBanking.com, and in the section titled Investor Services under Presentations, you’ll find the slide deck. We’ll be referring to the slides during our call today.

Earlier this morning, we announced our acquisition of Floridian Financial Group, with over $400 million in assets, and a base of more than 5,000 customers in the Orlando and Daytona Beach markets. These are markets where Seacoast has, to date, invested considerably in building out our infrastructure. So we view this transaction as an in-market opportunity to further enhance our success. As you will hear in a minute, these markets have perhaps the most vibrant economy of any in the State of Florida. The transaction is structured right with superior financial metrics, and is expected to produce meaningful earnings accretion when fully integrated.

When combined with our existing franchise in the Orlando and Daytona markets, plus the BMO Harris franchise acquisition, which we announced three weeks ago, we create the largest and most convenient Florida-based community bank in the vibrant Orlando growth market. And just as a reminder, the BMO Harris Bank franchise in Orlando gives us $355 million in deposits, and almost 9,000 households with core transaction accounts making up over 50% of the deposits acquired. We also pick up a great business lending group and $70 million in business loans. The acquisition of Floridian adds another $360 million in deposits, with transaction accounts making up over one-third of the deposits acquired and just under $300 million in new loan balances.

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When these two acquisitions are adding to our high-quality existing and profitable franchise in the Orlando and Daytona markets, we more than double our position and become the largest Florida-based bank in these absolutely great markets. Our combined Orlando franchise, with almost one billion dollars in core deposits, will rival the size of our legacy South Florida franchise.

Finally, I want to say how thrilled we are to add Tom Dargan and his teammates to our organization. Tom is one of the most respected, well-known and knowledgeable bankers in the region, in Orlando, but particularly in the Daytona Beach area where he has lived for many years. We all look forward to working with Tom to grow our combined franchise.

Now I’d like to turn the call over to Steve Fowle, our CFO, who will provide a little more color. Steve?

Steve Fowle: Thank you, Denny. And thanks to all of you for participating on the call this morning. Denny gave an overview of the strategic rationale for our acquisition. As you can imagine, we’re enthusiastic about the opportunity, especially as it’s so complementary with our recently announced purchase of BMO’s Orlando banking operations. We’ll soon have a nearly one billion dollar presence in the Orlando area, and are strengthening our presence not only in Orlando but in Daytona and the rest of Floridian’s Central Florida footprint.

I’d like to give an overview of some of the structural points of the transaction and provide some information on the financial implications in the deal, as this acquisition is compelling from a financial standpoint as well. The deal metrics are laid out in the slides we filed, and the slides are also posted in the Investor Relations portion of our website as well as on the SEC’s website. We see the transaction as compelling from a financial standpoint, as well as strong strategically. We’re paying a $76 million aggregate purchase price, 140% of Floridian’s tangible book value. This represents a $12.25 per share price paid to Floridian shareholders. Their shareholders are given an election to choose to receive all stock, all cash, or a combination, and the consideration in aggregate will be 65% stock and 35% cash.

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Floridian is a $426 million banking company, as of September, with a strong lending franchise and a loan book that represents relationship, not transactional, lending. We see significant opportunity to further market a broader product set to current Floridian customers with their team and presence and to much better serve and market in Central Florida markets. Thorough due diligence has left us impressed with the way this bank has been managed, and very comfortable with the loan portfolio and credit administration process. We reviewed more than two-thirds of loan balances, including but not limited to land loans, participations, 60-day plus delinquencies, and special mention or higher-rated loans.

Pro forma, this acquisition will be a strong positive to our financial results. Most important, the deal IRR is strong, just shy of 20%. We’re estimating EPS accretion of $0.02 in 2016, as we expect to have less than a full year of results combined with Floridian, and as we are conservatively modeling that only 50% of total cost savings that we anticipate will be implemented during the first year. EPS accretion increases to $0.07 and higher year two and beyond. It’s important to note, we are not modeling any of the expected revenue synergies into this analysis.

Tangible book value dilution is $0.34, and is earned back in just over four years on a crossover basis and just over two years using an incremental model. Some of the more significant assumptions built into these results include 45% cost savings for this in-market transaction, a credit mark of 3.2% which represents greater than 4% coverage of non-performing assets, and one-time charges of $7.5 million.

Finally, pro forma for both the BMO acquisition and this acquisition, capital ratios remain significantly above regulatory well-capitalized capital ratios. Using conservative assumptions, we anticipate consolidated risk-based capital of approximately 13%, a leverage ratio above 8.5%, and tangible common of approximately 8%. So these ratios remain well in excess of regulatory levels and also compliant with our internal guidelines. With the additional earnings, we expect to accrete significant excess capital in the periods immediately following completion of the deal.

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At this point, I’m happy to turn the call back to Denny.

Dennis Hudson: Thanks, Steve. Well, to sum it up we’re just thrilled with the opportunity. With the announcement today and our previous announcement concerning the BMO Harris franchise, we achieve outstanding progress in expanding our reach and our mass in one of the most important and valuable markets in the United States. Pricing is reasonable and provides both shareholder groups with great upside potential, and our estimates around earnings accretion are based on very conservative assumptions. As the total of 14,000 new customer households and terrific new associates are joined together with our successful organic growth engine, which we discussed quite a bit during our Q3 earnings call a couple of weeks ago, we move even faster in our work to demonstrate Seacoast Bank to be the challenger bank and growth company in the State of Florida.

We’re now going to pause and would be pleased to take a few questions. Operator?

Operator: Thank you. (Operator instructions.) And our first question is from Jefferson Harralson of KBW. Please go ahead.

Jefferson Harralson: Okay, thanks. Guys, I was going to ask you about the capital. You had mentioned that the 8% TC number is pro forma for the deal. Is that pro forma as if the deals were closed today? Or is that pro forma with the 4Q and 1Q being in the numbers as well?

Steve Fowle: That’s pro forma with the additional time passage as well.

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Jefferson Harralson: Okay, and is 8% a good place to run the bank? Or do you want to run it a little higher? Or do you have room to maybe do another deal later in the year as that number grows? How do you think about where the TC should be over time?

Dennis Hudson: Jefferson, this is Denny. I think we continue to have tremendous flexibility with those ratios, and think we’re moving, generally, our capital position in the right direction. As we discussed both on the earnings call three weeks ago and the call around our prior announcement to this one, we see very significant earnings accretion coming out of both of these deals. When you combine them together, it’s pretty massive. We feel like that’s a plus. We feel like our current capital position, post these deals, is a plus, and we remain with plenty of flexibility as we go forward. I think we’re moving capital in the right direction and continuing to utilize our capital strength to grow at a faster rate.

Jefferson Harralson: All right. Outstanding. I agree. I’ll let someone else ask a question now.

Dennis Hudson: Thanks.

Operator: Okay, thank you. Our next question is from Taylor Brodarick of Guggenheim Securities. Please go ahead.

Taylor Brodarick: Great, thanks. I think first question would be it seems like there’s some commonality between the BMO deal and this deal, not just geography but scale and mix as well. Maybe you could comment on what strengths that they each have that are different than the other, and how they complement each other beyond that.

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Dennis Hudson: Well, the BMO transaction is exclusively in the Orlando metro area, and it has a larger piece of consumer deposits, very robust consumer relationships in that franchise, but it also has a very nice balance with small business and medium-size business customers as well. And as you know, we get a small loan portfolio with that.

On the other hand, as Steve said earlier, I think the Floridian Financial Group deal likewise has a very solid customer base. We’ve analyzed the customer base of both those organizations, and FFG provides a little greater focus on small business both in Orlando and, importantly, in the Daytona market. Daytona market is a very vibrant market as well, and it gives us a much stronger position in the Volusia County area, which, as you well know, is very close to Orlando and almost a sister community there on the coast.

So we think they complement each other and are a tremendous opportunity for us to bring the cross-sell engine and the growth engine that we have developed here across the entire franchise and to a much larger customer group. We’re really excited about the consumer accounts that we acquire in this important market, as well as the small business focus.

Taylor Brodarick: Great. And from an M&A standpoint, do you think you’re filled up in Orlando and do you look west?

Dennis Hudson: We filled up in?

Taylor Brodarick: In Orlando for deals, and then do you look to Tampa next?

Dennis Hudson: We really haven’t published much in terms of our outlook there. I think we end up achieving an incredibly powerful, strong position for a community bank in the Orlando market. As I said, the franchise rivals our legacy franchise in south Florida, a very strong franchise with well over a billion in deposits. In Orlando we achieve a billion with just a little bit of growth. So we think it’s a great opportunity for us and creates tremendous value for both shareholder groups as we go forward. I don’t have, really, any comments about what, if anything, is next in terms of M&A.

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As I’ve said time and time again, we are an organic growth company that is using our channels that we’ve laid out over the last few years. We are seeing tremendous growth coming out of our Accelerate business banking channel, increasingly greater growth rates coming out of all of our digital channels, and a lot of improved cross-sell coming out of our digital mix as well. We view M&A as another element to the organic growth story, but we do not lead with M&A. We lead with organic growth, and that is what truly builds shareholder value over time.

The M&As that we have done to date has been incredibly helpful as we scaled up the size of the organization more quickly, allowing us to invest more deeply in some of the delivery around the new business model we’re developing. And as it all comes together here, we expect to see much better earnings metrics as we look out over the next couple of years. So M&A is important, but it’s important to stay focused on understanding how we can grow on an organic basis.

Taylor Brodarick: All right. Thanks for you commentary, Denny.

Dennis Hudson: Thank you.

Operator: Thank you. (Operator instructions.) And our next question is from Christopher Marinac of FIG Partners. Please go ahead.

Christopher Marinac: Thanks. Good morning. Denny and Steve, I just want to drill into the cost savings from a couple angles. First, can you just walk through how quickly the 40+% cost saves come in, and then also, from another angle, how is this going to impact the overall Seacoast franchise in terms of being more efficient post-integration?

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Steve Fowle: From a modeling standpoint, we modeled that we’d achieve half of the cost savings in the first year and the remaining cost savings the year after that. That’s probably conservative for what we’ll actually achieve, but what that does is it gives us the opportunity to do an excellent job on customer handoff. It allows us to do an excellent job of integrating both this and the BMO deal, where we want to make sure that as we strengthen Central Florida with these transactions, that we do it in a way that’s very customer-friendly as well as very employee-friendly so that the handoff is clean and done in a way that causes minimal disruption for all involved. I think that’s the best way to get the most value out of these acquisitions. Remind me the second part of the question. I’m sorry.

Christopher Marinac: That’s okay. The other part was just to what extent will you think of the cost structure of Seacoast differently post-merger. Will having more assets, and then ultimately a better run organization after integrating this one, help you get to a lower efficiency ratio overall down the road?

Steve Fowle: I think, first of all, this adds additional size and additional earnings to the overall organization, and obviously we’re taking a significant amount of cost out of both of these franchises. But it also gives us a stronger base to spread our company’s fixed costs over and will allow us to continue to be very discriminatory about how we invest in organic growth initiatives for the future.

Dennis Hudson: There’s no question that it moves the ball nicely in terms of some of the cost metrics, overhead ratio, things like that, it moves us in the right direction. I think an important point though, Chris, is to look at the earnings accretion once things are fully integrated. When we announced the BMO Harris transaction a few weeks ago, I think if you look at our slides we talked in terms of, when fully integrated, $0.10 or $0.11 in accretion, which is very meaningful. And now with the announcement this morning of Floridian, I think we’re advertising 7% to 9% earnings accretion post-integration. So you add the two together and we’ve made some remarkable progress, I think, in the last three weeks.

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There are a lot of challenges as we go forward bringing this together, but we’ve had a great track record. The last two deals that we’ve done both in Orlando and in Palm Beach County have gone off flawlessly, and we’ve actually seen tremendous growth in households as we have brought our engine into those customer bases and provided support for the great employees, associates and officers that we acquired in those deals. We just couldn’t be more pleased and excited. And again, those numbers I just quoted do not assume any revenue lift.

Christopher Marinac: Great. Denny, the timing of the BMO closing, is that second quarter? Just want to double check that.

Dennis Hudson: I think we’re focused on Q2 for BMO and maybe late Q1 for Floridian. Is that right, Steve?

Steve Fowle: That’s correct, subject to approvals coming through in a timely manner.

Christopher Marinac: All right, so second quarter for BMO and late first quarter for Floridian. And then last question, is there a point, or are you at it now, where you are full on acquisitions and just need to consolidate what you have, or is there room to do something else small if it were to pop up?

Dennis Hudson: Well, we’re certainly busy, but we have a nice integration team that we’ve created through the last couple of deals that we’ve done. And we think, again, we have some flexibility to look. As I said earlier, we are primarily an organic growth organization and that is producing tremendous revenue growth. As you know, in the call a few weeks ago we talked quite a bit about that. We’re growing the balance sheet organically on the deposit side in the double digits, and it’s all core deposits, and on the loan asset side we’re in the teens. We want to keep that engine going because we think the opportunity is there particularly in the metro areas where we’re having such success.

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We remain focused on organic growth, but when we see opportunities for M&A that really make sense from a strategic standpoint, we move forward. We have a pretty interesting model that we apply in terms of understanding what kind of customers we’re acquiring, and we incorporate into that model, for our internal use, a series of targets on revenue growth that we think we can achieve. We will not use that information in any forward estimates of accretion, but it’s a big part of how we grow organically. It’s hard to answer your question. It depends on the situation, but we certainly are busy and have a full plate right now, but would remain open for things as we look into the beginning of next year.

Steve Fowle: And just to add onto that a little bit, the transactions you’ve seen us announce have been both strategic and financially very accretive. So we’ve been very picky about the deals we have done. They’ve been deals that have made sense as you look at customers and our ability to further sell into the customer base, our ability to retain customers, and the financial impacts that the acquisitions have on us.

Dennis Hudson: Strategically, we like growth areas, growth markets, and most importantly, we want to make sure as we bring these customer bases together, that we’re complementing the high-value customer base that we have built here at Seacoast. Really, it’s a high bar and not every M&A target can chin to that bar.

Christopher Marinac: Sounds great, guys. Thank you very much for the background. You were very helpful.

Steve Fowle: Thanks, Chris.

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Operator: Thank you. I will now turn the call back over to you, Denny Hudson, for closing remarks.

Dennis Hudson: Great. Well, thank you all for attending today, and we look forward to speaking with you again in January, when we post our Q4 earnings. Thank you very much.

Operator: Thank you. And thank you, ladies and gentlemen, this concludes today’s conference. Thank you for participating. You may now disconnect.